October 10, 2014

VIA EDGAR

Ms. Catherine Courtney Gordon

Division of Investment Management

Mr. Jeff Long

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Boulder Growth & Income Fund (File Nos. 811-02328 and 333-194422)

Dear Ms. Gordon and Mr. Long:

This letter responds to oral comments provided on October 9, 2014 by Mr. Long on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding Pre-Effective Amendment No. Two, filed on October 9, 2014 (“PEA 2”) to the N-14/8C originally filed on March 7, 2014 (the “N-14”) by Boulder Growth & Income Fund, Inc. (“BIF”, the “Registrant” or the “Acquiring Fund”). The N-14 relates to the proposed reorganizations of the Boulder Total Return Fund, Inc. (“BTF”), The Denali Fund, Inc. (“DNY”) and First Opportunity Fund, Inc. (“FOFI”, and together with BTF and DNY, the “Acquired Funds”) with and into the Acquiring Fund. Pursuant to Rule 461, the Registrant hereby requests that the effectiveness of the N-14 be accelerated to October 14, 2014 at 9:00 a.m. (Eastern Time) or as soon as thereafter practicable. There is no distributor in connection with this filing.

The Registrant’s responses in this letter accompany its filing, on October 10, 2014 of Pre-Effective Amendment No. Three to the N-14 (“PEA 3”), which is being filed to address the aforementioned oral comments.

Set forth below are the comments received from the Staff and BIF’s responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14.

Division of Investment Management

October 10, 2014

1.

Staff Comment: With respect to the discussions of the federal income tax consequences associated with any liquidations, please also provide the anticipated gains impact expressed in terms of dollars per share.

Registrant’s Response: Comment complied with. The Registrant has added disclosure in the Question and Answer section, as well as in the section titled “Federal Tax Consequences of the Reorganizations,” indicating that the Acquiring Fund expects realized gains of approximately $0.16 per share, using values as of September 30, 2014.

2.	Staff Comment: Please add an explanatory footnote to the Total Expense Table describing the terms of any waiver/reimbursement arrangements with respect to BTF and DNY.

Registrant’s Response: Comment complied with. The Registrant has added new footnote (7) to the Expense Waiver/Reimbursement line item of the Total Expense Table describing the terms of the advisers’ agreement to waive a portion of advisory fees for each of the Funds.

3.	Staff Comment: Please clarify supplementally the reason for changes in the Acquired Fund Fees and Expenses figures between the initial N-14 and subsequent post-effective amendments.

Registrant’s Response: The Registrant notes that at the time of the initial N-14 filing, the decision to redeem certain interests in private funds had not yet been made. The subsequent decision to redeem those holdings for reasons separate from the Reorganizations is reflected in the later Acquired Fund Fees and Expenses figures.

4.

Staff Comment: Please clarify why the reorganization expense figures appearing in the footnotes to the Total Expense Table vary from the reorganization expense figures appearing in connection with the Capitalization Table and the pro forma financial statements.

Registrant’s Response: Based on information provided by the advisers, the Registrant notes that, of the total reorganization expenses stated in the footnotes to the Total Expense Table, a portion have already been incurred and paid by the Funds. Additional explanatory disclosure to this effect has been appended to the footnotes.

Division of Investment Management

October 10, 2014

* * * * *

The Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (303) 444-5483. Thank you.

Sincerely,

/s/ Stephen C. Miller

Stephen C. Miller

President

BOULDER GROWTH & INCOME FUND, INC.